Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

October 4, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Mr. Daniel Greenspan
Mr. Matthew Jones

Re:	GlycoMimetics, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 21, 2013
CIK No. 0001253689

Gentlemen:

On behalf of our client, GlycoMimetics, Inc. (“GlycoMimetics” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 19, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement (the “DRS”).

We also describe below the changes the Company has made in response to the Comments in the Registration Statement on Form S-1 filed today (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For the Staff’s convenience, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the DRS.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

October 4, 2013

FORM S-1

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has filed each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601 of Regulation S-K. The Company will file all remaining exhibits in one or more pre-effective amendments to the Registration Statement sufficiently in advance of any request to have the Registration Statement declared effective in order to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

2.	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that it does not intend to use any graphic, visual or photographic information in the printed prospectus other than the material included in the Registration Statement.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 3:

The Company acknowledges the Staff’s request. The Company has supplementally provided the Staff written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that potential investors have not been permitted to retain copies of such written communications. The Company further advises the Staff that to its knowledge, as of the date hereof, no research reports have been distributed by any broker or dealer participating in the offering. The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any additional materials are presented to potential investors or any materials are distributed by any broker or dealer participating in the offering.

October 4, 2013

4.	Comments to your application for confidential treatment will be delivered under separate cover.

Response to Comment 4:

The Company acknowledges the Staff’s Comment.

Risk Factors

“Our ability to utilize our net operating loss carryforwards . . .,” page 13

5.	Please expand your disclosure to explain the circumstances under which the completion of your proposed offering could result an “ownership change” for purposes of Section 382 of the Internal Revenue Code.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and 55 of the Registration Statement to delete the reference to a potential ownership change as a result of the offering.

“We face substantial competition, which may result in others discovering, developing or commercializing drugs . . .,” page 20

6.	We note that you are aware of many companies developing therapies intended to treat or prevent VOC. Please expand your disclosure to describe the risk that a competitor’s drug with an orphan drug designation receives marketing approval prior to GMI-1070. Please also disclose whether you are currently aware of any competitor’s product that presents this risk.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised and expanded the disclosure appearing on pages 20-21 of the Registration Statement.

Special Note Regarding Forward-Looking Statements and Industry Data, page 38

7.

Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements that you have not independently verified data obtained from industry publications and third party research, surveys and studies could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your

October 4, 2013

registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

Response to Comment 7:

In response to the Staff’s comment, the Company has deleted the referenced statement appearing on page 38 of the Registration Statement.

8.	With respect to your collaborative research agreement with the University of Basel for the biological evaluation of selectin antagonists, please disclose all of the material terms agreed to by the parties. This includes, but is not limited to:

•	material payment terms, including royalties owed;

•	scope of the research activities and allocation of responsibilities;

•	the relevant intellectual property covered and rights conveyed as to such property;

•	the duration of the agreement; and

•	and the material termination provisions

Response to Comment 8:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 74 of the Registration Statement.

9.	Please file your agreement with the University of Basel as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 9:

The Company respectfully advises the Staff that it does not believe that its research services agreement with the University of Basel is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company procures research services from third parties in the ordinary course of its business of identifying and developing drug candidates. The Company does not license any intellectual property from the University of Basel under the

October 4, 2013

agreement and owns all of the results of the research performed by the University. The only obligations of the Company under the agreement are (1) payment for research performed by University personnel ordered by the Company under the agreement and (2) payment of up to 10% of specified future milestone payments and royalties that may be received by the Company, including as a result of the Pfizer agreement for the development and commercialization of GMI-1070. Work orders under the agreement are made annually. The amounts paid by the Company under the work orders for each of the last two annual periods ending in February 2012 and 2013 were approximately $150,000. The current annual research term under the agreement ends in February 2014. The Company does not have any obligation to order any particular amount of services in any period, or to order any services at all, and the Company has the ability to terminate its arrangement with the University at any time and without any termination fee, although the Company would continue to owe the portion of future milestone payments or royalties received by the Company. As a result, the Company has concluded that it is not substantially dependent on the research services agreement with the University.

The Company also advises the Staff that the 10% payment with respect to future milestones and royalties was negotiated as part of the original consideration for the University to enter into the agreement in 2004, and does not relate to any intellectual property or other rights licensed from the University.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 50

10.	Please confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

Response to Comment 10:

The Company advises the Staff that no other stock options have been granted except as set forth in the Registration Statement. The Company will update the Registration Statement with respect to any future option grants through the date the Registration Statement is declared effective.

11.	Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 51 of the Registration Statement.

October 4, 2013

12.	Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Response to Comment 12:

The Company acknowledges the Staff’s comment.

Research and Development Expense, page 59

13.	In the first paragraph in this section you indicate that the increase in research and development expense was primarily attributable to an increase in expenses related to your Phase 2 clinical trial of GMI-1070. This statement appears to conflict with the information presented in the table on page 60 which shows an almost half million dollar decline for GMI-1070 and an approximately $1.3 million increase associated with GMI-1271. Please revise your disclosure to remove this apparent inconsistency.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 59 of the Registration Statement.

Our Strategy, page 65

14.	We note on page 20 that Mast Therapeutics is currently conducting a Phase 3 clinical trial for a drug to treat ongoing VOC episodes. Accordingly, where you discuss your belief that GMI-1070 has the potential to become the first drug approved to treat VOC, please revise your disclosure to make clear that there are competitors, such as Mast Therapeutics, who are also pursuing such treatments and are in late-stage clinical trials.

Response to Comment 14:

In response to the Staff’s comment, the Company has expanded the referenced disclosure appearing on pages 2 and 65 of the DRS and moved the disclosure to pages 4 and 70 of the Registration Statement.

Our Platform, page 65

15.	Please expand your disclosure to explain your glycomimetics platform in such a way to give investors a sense of the tools and methods you employ to identify and design your drug candidates.

October 4, 2013

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 65-66 of the Registration Statement.

GMI-1070 Clinical Results, page 68

16.	Please disclose whether you have submitted any INDs for GMI-1070. If so, please provide the date(s) filed and the identity of the filer if different from the company.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 69 of the Registration Statement.

October 4, 2013

Our Collaboration with Pfizer, page 72

17.	We note on page 72, as well as on pages 1, 46 and 64, you state that you are eligible to receive low double-digit royalties from Pfizer based on worldwide net sales of GMI-1070. Please revise your disclosure on these pages and throughout the registration statement, as applicable, to provide more precise information about the royalty rate. For example, you may provide a range of royalties (within ten percent) or a statement that the percentage is in the teens, twenties, etc.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1, 47, 64 and 73 of the Registration Statement.

GMI-1070, page 74

18.	We note that, in addition to your patent coverage for GMI-1070 in the U.S., you have related patents and patent applications abroad. Please identify any patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information comparable to your disclosures regarding your U.S. patent portfolio.

Response to Comment 18:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 75 of the Registration Statement.

Other Drug Candidates, page 74

19.	We note that you have patents and patent applications abroad that related to your U.S. patent portfolio. Please identify any patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information comparable to your disclosures regarding your U.S. patent portfolio.

Response to Comment 19:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 76 of the Registration Statement.

Non-Employee Director Compensation, page 92

20.	We note that you expect to adopt a director compensation plan to be effective following the offering. Upon adopting a new director compensation plan, please revise your disclosure to state the standard compensation arrangements under the plan and any alternative arrangements for certain directors.

October 4, 2013

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 93 of the Registration Statement.

Potential Payments upon Termination of Employment, page 96

21.	We note on page 96 that you expect to amend the employment agreements with each of your executive officers prior to the completion of the offering. Upon amending the employment agreements, please revise your disclosure to state the material terms of each named executive officer’s employment agreement.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 98-99 of the Registration Statement and has filed the form of employment agreement as Exhibit 10.16 to the Registration Statement.

Shares Eligible for Future Sale

Lock-Up Agreements, page 111

22.	Once available, please file copies of the lock-up agreements.

Response to Comment 22:

The Company acknowledges the Staff’s comment and advises the Staff that it will file the form of lock-up agreement as an exhibit to the form of Underwriting Agreement to be filed as an exhibit to a pre-effective amendment to the Registration Statement.

October 4, 2013

23.	You disclose that you have been awarded reimbursement contracts and development grant contracts. Please tell us whether any of these contracts contain repayment, refund or royalty provisions depending upon the outcome or the underlying activities. If so, please tell us why it is appropriate to recognize revenue when you incur the costs and reference for us the authoritative literature you rely upon to support your accounting. Please revise your disclosure accordingly.

Response to Comment 23:

In response to the Staff’s comment, the Company confirms that none of these contracts contain any repayment, refund or royalty provisions that depend upon the outcome or the underlying activities.

24.	In disclosing your policy for assessing multiple-element arrangements you indicate that two criteria must be met in order to reflect deliverables in separate units of accounting. You appear to imply in the second criterion that an arrangement must include a general right of return. Under ASC 605-25-25-5c that second criterion is conditional. If a general right of return exists related to the delivered item, then your delivery of the undelivered item must be probable and substantially within your control. Please revise your policy here and throughout your filing to clarify.

Response to Comment 24:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-10 of the Registration Statement. The Company advises the Staff that there are no right of return provisions associated with its multiple-element arrangements.

25.	In the second full paragraph on page F-11 you disclose your criteria of identifying a milestone as being substantive. Please tell us how each of these criteria are consistent with the guidance in ASC 605-28-25-2. In your response specifically tell us:

•	How your policy considers the requirement in ASC 605-28-25-2a that the achievement of the milestone is a direct result of your performance or an enhancement of value resulting from a specific outcome based on your performance. In this regard, as it applies to your Pfizer agreement, it appears that Pfizer’s performance will result in the achievement of the various milestones.

•	How your policy considers the requirement in ASC 605-28-25-2b that the achievement of the milestone relates solely to past performance.

October 4, 2013

•	Why a reasonable amount of time must pass as indicated in your fifth criterion to qualify as a substantive milestone.

Response to Comment 25:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-11 of the Registration Statement.

Note 8: Research and License Agreements, page F-19

26.	Please provide us your analysis supporting your conclusion that your license, research and development services and participation on the joint steering committee under the Pfizer agreement are a single unit of accounting recognized over a 1.5 year period. Reference for us the authoritative literature you rely upon to support your accounting. In your response, please specifically tell us:

•	Why you consider your participation on the steering committee to be a component of your research and development services. Without providing names, tell us who participates on this committee and your obligation to sit on it as well as the powers of this committee and the term of its existence.

•	Why a 1.5-year performance period is appropriate given your disclosed strategy on page 2 and elsewhere to support Pfizer’s continued development of GMI-1070.

•	How Pfizer will exploit the license without the input of your expertise after the completion of the Phase 2 clinical trial.

Response to Comment 26:

In response to the Staff’s comment, the Company notes that one of the underlying principles of ASC 605-25, Multiple-Elements Arrangements, is that revenue arrangements with multiple deliverables must be divided into separate units of accounting if the deliverables in the arrangement meet the criteria set forth in paragraph 605-25-25. If either of the separation criteria is not met for a delivered item in a multiple-deliverable arrangement, the delivered item is accounted for as a combined unit of accounting with the undelivered item(s). Arrangement consideration would be allocated to the combined unit of accounting and for revenue recognition purposes, the combined products or services would be considered a single unit of accounting. Revenue for a combined unit of accounting generally would be recognized based on the method appropriate for the last delivered item. For example, when a service element, such as research and development (“R&D”) services in an R&D collaboration arrangement, is the last delivered item, arrangement consideration for the combined unit generally would be recognized ratably over the service period.

The Company granted Pfizer an exclusive, royalty-bearing, license to further develop and commercialize the compound GMI-1070. In consideration for the license, Pfizer paid the Company a non-refundable upfront payment. The license will have standalone value to Pfizer when:

1.	Any vendor sells the item separately, or
2.	Pfizer could resell the item on a standalone basis.

October 4, 2013

With respect to the first factor, the Company has concluded that the license does not have standalone value because the license is for unique proprietary technology that is sold only by the Company and, due to the intellectual property rights, no other company sells a similar license.

In order to meet the second factor above, Pfizer must be able to resell the license at an amount that would substantially recover the original purchase price. As the first delivered item in an R&D collaboration agreement is the license to intellectual property, the customer is often contractually precluded from reselling the license, which may indicate that the deliverable does not have standalone value. On the other hand, Pfizer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables might indicate that the item has standalone value. Accordingly, the Company considered whether Pfizer would be able to use the license for its intended purposes without the Company’s R&D services (the undelivered element due to the Company’s on-going Phase 2 clinical trial). The Company also considered whether Pfizer could hypothetically develop the product candidate without the Company’s R&D services (disregarding the fact that Pfizer is required by the agreement to use the Company for the Phase 2 clinical trial R&D activities). Specifically the Company considered the following factors:

•	Pfizer’s experience – Pfizer has extensive customer experience with multiple successful products on the market; however, no product that exists has been developed using GMI-1070 or similar technology, and therefore the Company has concluded it is highly unlikely that Pfizer has the expertise with GMI-1070 to orchestrate the clinical trials required to file an NDA with the FDA without the Company’s R&D services.

•	Pfizer’s capabilities – The Company concluded that Pfizer does not have the necessary skills and background to develop the drug candidate. The only personnel that possess the know-how of the Company’s technology are employed by the Company itself and will be utilized in the development of the drug candidate through NDA.

•	Nature and type of product – The drug candidate is unique to the marketplace and the currently available treatments for sickle cell disease are limited and have had only marginal success. The Company believes that its R&D services represent a novel approach to drug discovery and, therefore, that Pfizer would not be able to develop a suitable drug candidate for the target indication without the Company’s R&D services.

•	Stage of development – The stage of development of the drug candidate at the time of the agreement was Phase 2 clinical trials. The R&D services performed by the Company under the Phase 2 clinical

October 4, 2013

trials are essential to the eventual filing of the NDA. In addition, the license is subject to proprietary patents. Because of the uniqueness and proprietary nature of the license, the Company believes that its R&D services could not reasonably be performed by Pfizer. The Company believes that the past experience of developing and working with its technology provides it with a significant amount of know-how in applying the license. To its knowledge, this know-how is not found in any other company.

Pfizer has a history of developing successful products, but Pfizer’s current pipeline of drugs is not developed on the Company’s licensed technology. Pfizer is not only buying the license, the right to use the technology and patents, and the right to participate in the development of a drug candidate based on the technology, but more importantly, Pfizer is also buying the know-how and the experience of developing the drug candidate based on the Company’s technology. This characterization is further supported by Pfizer’s advanced payment for the R&D services, implying the significant importance to the development effort of the Phase 2 R&D services provided by the Company. In addition, when considering the skills and experience of the Company’s employees, it is unlikely that Pfizer could independently produce the material for the preclinical trials. The Company’s technology is of such a proprietary nature and in such an early stage of development, that the technology is not usable to Pfizer without the Company’s R&D services and related know-how. Based on all of these considerations, the Company has concluded that R&D services performed by it do not meet the requirements to be accounted for as a separate unit of accounting and, accordingly, the upfront payment should be recognized as a combined unit of accounting.

With respect to the Company’s involvement on the Joint Steering Committee (“JSC”), the Company considered whether its involvement in the JSC is a significant deliverable under the terms of the agreement. The Company’s involvement in the JSC is to ensure that the Company’s interests are protected and that both parties (the Company and Pfizer) are well informed regarding the overall progress of the pre-established development plan. Accordingly, the Company does not consider its participation on the JSC to be a significant deliverable.

October 4, 2013

Those who participate in the JSC include the Company’s Chief Medical Officer, the Director of Technological Operations and the Director of Regulatory Quality. These individuals are also those who are principally responsible for the planning and oversight of the R&D services performed by the Company’s employees. The powers of the JSC are limited to governance and oversight of the development and commercialization of the compound and therefore provide the JSC with the ability to make decisions on such aspects of the agreement. The power of the JSC does not include the ability to make any amendments or modifications to the agreement. It is important to note that the primary goal of the Pfizer arrangement is to successfully complete a Phase 3 clinical trial in order to pursue regulatory approval and commercialization of GMI-1070 for the treatment of vaso-occlusive crisis, a severe complication of sickle cell disease. The nature of the activities performed by the JSC are primarily governance type activities that do not require the Company’s unique skills or expertise. The JSC is to remain in existence for a period from thirty days after the completion of the Phase 3 clinical trial through the earlier of regulatory approval by the FDA of the compound for the first indication in the United States, a change of control of the Company or upon written notice by the Company to Pfizer. In accordance with the terms of the agreement, the Company may terminate its participation on the JSC at any time. Pursuant to the terms of the agreement, none of the regulatory or commercial milestone payments and royalties payable under the agreement is conditioned on the Company’s participation on the JSC. The Company’s participation on the JSC is not explicitly referred to as an obligation of the Company in the contractual arrangement. Because overall participation on the JSC is a right and not a required obligation of the Company, the Company has concluded that the required involvement on JSC is not a substantive deliverable.

Under the Company’s agreement with Pfizer, once the Phase 2 clinical trial was successfully completed, the Company was obligated to transfer the IND to Pfizer. Pfizer is

October 4, 2013

responsible for the remainder of the development, regulatory and commercialization activities and the Company will have no further responsibilities for the development of the program. When determining the 1.5-year performance period, the Company considered the expected patient enrollment rate in the Phase 2 clinical trial, which indicated a period of time to completion of the Phase 2 clinical trial of 1.5 years. The Company’s level of service was performed throughout the 1.5-year period; therefore, revenue was recognized on a ratable basis. The Company completed the Phase 2 clinical trial on the schedule it expected in the first half to 2013, which was at the end of the 1.5 year period, further evidencing the appropriateness of the selected performance period. The Company’s required involvement pursuant to the terms of the agreement was only through the completion of the Phase 2 clinical trial and its obligation does not continue under the terms of the agreement after that. Therefore, the Company does not believe that its ability and willingness to support Pfizer continuously in further clinical development represents a required involvement that would indicate a performance period under the agreement longer than the 1.5 years determined by the Company.

With respect to the exploitation of the license after the completion of the Phase 2 clinical trial, the Company notes that its obligation with respect to the agreement, as discussed above, only pertained to its involvement through the Phase 2 clinical trial, as that was its area of expertise. Subsequent to the completion of the Phase 2 clinical trial, the remaining efforts are broad-based in nature and may be completed by any other vendor, whether that is Pfizer or another contract research organization. Therefore, the Company’s continued involvement in the development of the compound is not necessary.

The Company has also considered the accounting effect if its participation on the JSC were to be characterized as a separate deliverable. Under that scenario, the Company has concluded that, if such participation were deemed to be a deliverable, it would represent a separate unit of accounting. The Company also notes that the JSC deliverable would have standalone value upon delivery because there are other vendors that could provide oversight or strategic direction similar to that provided by the Company in connection with its participation on the JSC and that such services are sold separately in the marketplace. The JSC exists to provide governance and to oversee the development and commercialization plans under the agreement. As a result, the Company believes that Pfizer has the expertise, or could obtain any necessary expertise from other vendors (e.g., contract research organizations, contract manufacturers, third-party logistics providers, etc.), necessary to pursue the development and commercialization of GMI-1070 without the Company’s participation on the JSC.

In estimating the selling price of a JSC deliverable, the Company determined that neither vendor specific objective evidence nor third party evidence of selling price exists. Accordingly, the Company estimated the selling price of the JSC deliverable based on management’s best estimate of selling price. To determine the best estimate of selling price of the JSC deliverable, the Company considered factors such as the number of the Company’s representatives participating on the JSC and their respective annual compensation and the number of contractually required meetings for the JSC. Based on this analysis, the Company determined a preliminary best estimate of selling price of a potential JSC deliverable of less than $10,000. The Company has concluded that, while it does not believe the JSC is a substantive obligation, the identification of it as a deliverable would have only an immaterial effect on the Company’s financial statements.

27.	Please revise your disclosure to provide a description of each milestone you could receive from Pfizer and its related contingent consideration as required by ASC 605-28-50-2b.

Response to Comment 27:

In response to the Staff’s comment, the Company has modified the disclosure on pages F-19 and F-32 of the Registration Statement to provide greater detail regarding the potential milestone payments under the Pfizer agreement. In particular, the Company has broken down the potential milestone amounts into the separate categories of development and regulatory milestones and sales-based milestones, and quantified the amount of potential milestone payments in each category. The Company believes that this level of aggregation properly reflects the fact that, while the Company is typically involved with respect to development and regulatory activities, the Company may not necessarily be involved with respect to commercialization and sales activities, which makes the Company’s ability to determine the probability of receipt of such commercial milestone payments more difficult, and further differentiates pre-sales activities from sales activities.

October 4, 2013

The Company believes that providing a detailed description of each and every sales-based milestone it may potentially earn under the Pfizer agreement would not provide investors with meaningful or material information, and could be confusing and potentially misleading to investors as the Company’s sales-based milestones are highly speculative and contingent. A long list of such milestones, especially those that may never be achieved, risks creating “information overload.” Further, doing so without a discussion of the related risk factors associated with each of them individually may be misleading to investors, leading them to mistakenly place an unrealistic value on the revenue stream from future milestone payments, as the likelihood of achieving each milestone will vary greatly, and the addition of such additional risk factors creates the potential for additional “information overload.” The Company therefore believes that the revised disclosure in the Registration Statement provides the appropriate level of disclosure.

The Company has also clarified that the sales-based milestones are not substantive and are more akin to sales-based royalties and should be accounted for as such. As a result, ASC 605-28 is not applicable for the sales-based milestones. The sales-based milestones are still recognized upon the achievement of the milestone (assuming all other revenue recognition criteria have been met) because there are no undelivered elements that would preclude revenue recognition at that time (i.e., since the Company’s substantial involvement would have ended prior to the milestone being achieved).

Exhibits Index

28.	Please file the Investor Rights Agreement as an exhibit pursuant to Item 601 of Regulation S-K.

Response to Comment 28:

The Company advises the Staff that the Investor Rights Agreement was filed as Exhibit 10.2 to the DRS and has been filed as Exhibit 10.2 to the Registration Statement.

*    *    *    *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

October 4, 2013

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please send any additional comment letters concerning the Registration Statement to Brian F. Leaf, of this office, and to Brian Hahn, Chief Financial Officer of the Company, at the email addresses previously provided to the Staff. Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8058 or to Mr. Leaf at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Rachel K. King, GlycoMimetics, Inc.
Divakar Gupta, Latham & Watkins